04013508

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-13336

RECEIVED SEP 2 4 2004

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/03 (MM/DD/YY) AND ENDING 07/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J. D. Andrews Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

551 W. Lancaster Avenue
(No. and Street)

Haverford,	PA	19041
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jack J. Grinspan (610) 527-9400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cunningham, Porter and Phillips
(Name – *if individual, state last, first, middle name*)

1077 Rydal Road, Suite 200	Rydal	PA	19046
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT - 1 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jack J. Grinspan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J. D. Andrews Company, as of July 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
PAULINE I. MOSES, Notary Public
Lower Merion Twp., Montgomery County
My Commission Expires December 13, 2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J. D. ANDREWS CO.

REPORT CONTAINING FINANCIAL STATEMENTS

AND SUPPORTING SCHEDULE

FOR THE YEAR ENDED JULY 31, 2004

AND

ACCOUNTANTS' REPORT THEREON PURSUANT TO RULE 17A-5

OF THE SECURITIES AND EXCHANGE COMMISSION

J. D. ANDREWS CO.

FINANCIAL REPORT

JULY 31, 2004

J. D. ANDREWS CO.

TABLE OF CONTENTS

Cunningham,
Porter and Phillips

Certified Public Accountants

SUITE 200 · 1077 RYDAL RD. · RYDAL PA 19046-1793 · TEL: (215) 572-7400 · FAX (215) 572-7448

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholders
J. D. Andrews Co.

We have audited the accompanying statement of financial condition of J. D. Andrews Co. (an S Corporation) as of July 31, 2004 and the related statements of income and comprehensive income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J. D. Andrews Co. as of July 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 9 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cunningham, Porter and Phillips

CUNNINGHAM, PORTER AND PHILLIPS
Certified Public Accountants

August 20, 2004

J. D. ANDREWS CO.

STATEMENT OF FINANCIAL CONDITION

JULY 31, 2004

ASSETS		
Cash in Bank	$ 51,286	
Commissions Receivable	12,269	
Investment in Marketable Securities, at Market Value	19,509	
Prepaid Taxes	1,083	
Prepaid Expenses	1,414	
		$ 85,561
FURNITURE, FIXTURES AND EQUIPMENT		
Furniture and Fixtures	3,584	
Equipment	3,302	
	6,886	
Less: Accumulated Depreciation	6,886	
		0
TOTAL ASSETS		$ 85,561

The accompanying notes are an integral part of the financial statements.

J. D. ANDREWS CO.

STATEMENT OF FINANCIAL CONDITION

JULY 31, 2004

LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Commissions Payable	$ 24,001	
Taxes Payable	988	
Accrued Expenses	644	
TOTAL LIABILITIES		$ 25,633
STOCKHOLDERS' EQUITY		
Common Stock - 400 Shares Authorized and Issued, 200 Shares Outstanding; Par Value $100	40,000	
Contributed Capital	1,000	
Retained Earnings	38,402	
Less: Treasury Stock - 200 Shares at Cost	(18,064)	
Net Unrealized Gain (Loss) on Marketable Securities	(1,410)	
TOTAL STOCKHOLDERS' EQUITY		59,928
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 85,561

The accompanying notes are an integral part of the financial statements.

J. D. ANDREWS CO.

STATEMENT OF INCOME AND OTHER COMPREHENSIVE INCOME

FOR THE YEAR ENDED JULY 31, 2004

REVENUES		
Mutual Funds Commissions	$ 159,657	
Insurance Commissions	1,630	
Dividends	138	
TOTAL REVENUES		$ 161,425
EXPENSES		
Commissions - Mutual Funds	103,352	
Commissions - Insurance	1,209	
Rent	16,143	
Salaries	10,736	
Insurance	4,100	
Telephone	1,460	
Professional Fees	7,882	
Office Expenses	1,598	
Dues and Fees	2,348	
Taxes	2,161	
Electric	1,525	
Depreciation	560	
Other Expenses	189	
TOTAL EXPENSES		153,263
NET INCOME (LOSS) BEFORE CORPORATE INCOME TAXES		8,162
PROVISION FOR CORPORATE INCOME TAXES		0
NET INCOME (LOSS) TRANSFERRED TO RETAINED EARNINGS		8,162
OTHER COMPREHENSIVE INCOME (LOSS)		
Unrealized Gain (Loss) on Marketable Securities		(690)
COMPREHENSIVE INCOME (LOSS)		$ 7,472

The accompanying notes are an integral part of the financial statements.

J. D. ANDREWS CO.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED JULY 31, 2004

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income	Total
Balance at August 1, 2003	$ 40,000	$ 1,000	$ 30,240	$ (18,064)	$ (720)	$ 52,456
Net Income (Loss) for the Year Ended July 31, 2004			8,162			8,162
Unrealized Gain (Loss) on Marketable Securities					(690)	(690)
Balance at July 31, 2004	$ 40,000	$ 1,000	$ 38,402	$ (18,064)	$ (1,410)	$ 59,928

The accompanying notes are an intergral part of the financial statements.

J. D. ANDREWS CO.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JULY 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$ 8,162	
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided By (Used By) Operating Activities:		
Depreciation	560	
(Increase) Decrease In:		
Commissions Receivable	(6,263)	
Prepaid Taxes	222	
Prepaid Expenses	(139)	
Increase (Decrease) In:		
Commissions Payable	11,275	
Taxes Payable	457	
Accrued Expenses	(2,982)	
NET CASH PROVIDED BY (USED BY) OPERATING ACTIVITIES		$ 11,292
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of Equipment	(560)	
Purchase of Investments	(138)	
NET CASH PROVIDED BY (USED BY) INVESTING ACTIVITIES		(698)
NET INCREASE (DECREASE) IN CASH		10,594
CASH AT AUGUST 1, 2003		40,692
CASH AT JULY 31, 2004		$ 51,286

The accompanying notes are an integral part of the financial statements.

NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

J. D. Andrews Co. (Company) was incorporated on May 31, 1967, as a registered broker-dealer, and sells exclusively mutual funds and insurance products.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, cash and cash equivalents are defined as demand deposits with financial institutions.

Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are stated at cost. Expenditures for maintenance and repairs are charged against operations. Renewals and betterments that materially extend the life of the assets are capitalized.

Depreciation is computed using both straight-line and accelerated methods over the estimated useful lives of the related assets. The estimated useful lives of the depreciable assets are:

Furniture and Fixtures	7 Years
Equipment	5 Years

The Company has elected to expense the cost of new depreciable property under Section 179 of the Internal Revenue Code. This convention is not in accordance with generally accepted accounting principles. The effect of this departure is not material to the financial statements taken as a whole.

When properties are retired or sold, the asset values and related reserves are eliminated from the accounts and any resultant gain or loss is included in earnings.

Marketable Securities

The Company classifies marketable securities, which consists of investments in marketable equity securities and a mutual fund, as "available for sale". Under this classification, investments are stated at fair value. The fair value for mutual funds has been determined by the fund. The unrealized gain or (loss) in the fair market value in relation to cost is accounted for as a separate item in the shareholder's equity section of the balance sheet.

Cost	$20,919
Valuation Allowance	(1,410)
Fair Value	$19,509

Use of Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

2. COMMISSIONS RECEIVABLE

Commissions receivable consist of amounts due from mutual funds sales due within 30 days.

3. INCOME TAXES

The Company has elected by unanimous consent of its stockholders to be taxed under the provisions of subchapter S of the Internal Revenue Code and the Pennsylvania State Revenue Code. Under those provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead, the stockholders are liable for individual federal and state income taxes on their respective share of the Company's taxable income.

4. NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At July 31, 2004, the Company had net capital of $56,288, which was $51,288 in excess of its required net capital of $5,000. The Company's net capital ratio was .46 to 1.

The Company has at all times during the past year been in compliance with the requirements of Rule 15c3-1.

The Company has available at its office a copy of its most recent annual report Form X-17a-5 Focus Report – Part IIA audited and certified by independent public accountants to be examined or copied.

5. OPERATING LEASE COMMITMENTS

The Company entered into a lease agreement with an initial two-year term for new office facilities commencing October 1, 2001, and ending September 30, 2003, with options to renew annually.

The future minimum lease payments are as follows for the years ending July 31:

2005	$16,700
2006	2,800
	$19,500

6. RELATED PARTY TRANSACTIONS

As of July 31, 2004, commissions due to stockholders equaled $6,920. Total commissions paid to stockholders for the year ended July 31, 2004, equaled $68,119.

SUPPLEMENTARY INFORMATION

J. D. ANDREWS CO.

SUPPLEMENTARY INFORMATION

NET CAPITAL COMPUTATION

AS OF JULY 31, 2004

STOCKHOLDERS' EQUITY		$ 59,928
DEDUCT: NON-ALLOWABLE ASSETS		
12B-1 Fees Receivable	$ 507	
Prepaid Taxes	1,083	
Prepaid Expenses	1,414	
TOTAL NON-ALLOWABLE ASSETS		3,004
NET CAPITAL BEFORE HAIRCUT ON SECURITIES POSITION		56,924
HAIRCUT		636
NET CAPITAL		56,288
MINIMUM NET CAPITAL REQUIREMENT		5,000
EXCESS NET CAPITAL		$ 51,288

Statement Pursuant to Paragraph (d)(4) of Rule 17A-5

There are no material differences between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared and included in the Company's unaudited Part II Focus Report filing as of the same date.

OMB APPROVAL	
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Expires:	October 31, 2005
Estimated average burden hours per response......	12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] [16] 2) Rule 17a-5(b) [ ] [17] 3) Rule 17a-11 [ ] [18]

4) Special request by designated examining authority [ ] [19] 5) Other [ ] [26]

NAME OF BROKER-DEALER: J. D. Andrews Company [13]

SEC FILE NO.: 8-13336 [14]

FIRM I.D. NO.: 451 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

551 West Lancaster Avenue [20]
(No. and Street)

Haverford [21] PA [22] 19041 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 08/01/03 [24]

AND ENDING (MM/DD/YY): 07/31/04 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jack J. Grinspan [30]

(Area Code) — Telephone No.

(610) 527-9400 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:		OFFICIAL USE	
	[32]		[33]
	[34]		[35]
	[36]		[37]
	[38]		[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] [40] NO [X] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] [42]

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 20 day of Sept 2004

Manual signatures of:

1) Jack J Grinspan
Principal Executive Officer or Managing Partner

2) ______________________
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

Cunningham, Porter and Phillips [70]

ADDRESS

Number and Street	City	State	Zip Code
1077 Rydal Rd., Suite 200 [71]	Rydal [72]	PA [73]	19046 [74]

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
[50]	[51]	[52]	[53]			

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER J. D. Andrews Company **N 3** [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 07/31/04 [99]
SEC FILE NO. 8-13336 [98]
Consolidated [198]
Unconsolidated [199]

	Allowable	Non-Allowable	Total
1. Cash	$ 51,286 [200]		$ 51,286 [750]
2. Receivables from brokers or dealers:			
A. Clearance account	[295]		
B. Other	[300]	$ [550]	[810]
3. Receivable from non-customers	11,762 [355]	507 [600]	12,269 [830]
4. Securities and spot commodities owned at market value:			
A. Exempted securities	[418]		
B. Debt securities	[419]		
C. Options	[420]		
D. Other securities	19,509 [424]		19,509
E. Spot commodities	[430]		[850]
5. Securities and/or other investments not readily marketable:			
A. At cost $ [130]			
B. At estimated fair value	[440]	[610]	[860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[460]	[630]	[880]
A. Exempted securities $ [150]			
B. Other securities $ [160]			
7. Secured demand notes:	[470]	[640]	[890]
Market value of collateral:			
A. Exempted securities $ [170]			
B. Other securities $ [180]			
8. Memberships in exchanges:			
A. Owned, at market $ [190]			
B. Owned, at cost		[650]	
C. Contributed for use of the company, at market value		[660]	[900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[480]	[670]	[910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[490]	[680]	[920]
11. Other assets	[535]	2,497 [735]	2,497 [930]
12. TOTAL ASSETS	$ 82,557 [540]	$ 3,004 [740]	$ 85,561 [940]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER J. D. Andrews Company as of 07/31/04

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255 [13]	$	1470
14. Payable to brokers or dealers:						
A. Clearance account		1114		1315		1560
B. Other [10]		1115		1305		1540
15. Payable to non-customers		1155		1355		1610
16. Securities sold not yet purchased, at market value				1360		1620
17. Accounts payable, accrued liabilities, expenses and other	25,633	1205		1385	25,633	1685
18. Notes and mortgages payable:						
A. Unsecured		1210				1690
B. Secured		1211 [12]		1390 [14]		1700
19. E. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:				1400		1710
1. from outsiders [9] $ ______ 970						
2. includes equity subordination (15c3-1(d)) of . . . $ ______ 980						
B. Securities borrowings, at market value from outsiders $ ______ 990				1410		1720
C. Pursuant to secured demand note collateral agreements				1420		1730
1. from outsiders $ ______ 1000						
2. includes equity subordination (15c3-1(d)) of . . . $ ______ 1010						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$ 25,633	1230	$	1450	$ 25,633	1760

Ownership Equity			Total	
21. Sole Proprietorship			[15] $	1770
22. Partnership (limited partners)	[11] ($	1020)		1780
23. Corporation:				
A. Preferred stock				1791
B. Common stock			40,000	1792
C. Additional paid-in capital			1,000	1793
D. Retained earnings			36,992	1794
E. Total			77,992	1795
F. Less capital stock in treasury			[16] (18,064)	1796
24. TOTAL OWNERSHIP EQUITY			$ 59,928	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 85,561	1810

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER J. D. Andrews Company as of 07/31/04

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$	59,928	3480
2. Deduct ownership equity not allowable for Net Capital			19	( )	3490
3. Total ownership equity qualified for Net Capital				59,928	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
B. Other (deductions) or allowable credits (List)					3525
5. Total capital and allowable subordinated liabilities			$	59,928	3530
6. Deductions and/or charges:					
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	17 $ 3,004	3540			
B. Secured demand note delinquency		3590			
C. Commodity futures contracts and spot commodities – proprietary capital charges		3600			
D. Other deductions and/or charges		3610		(3,004)	3620
7. Other additions and/or allowable credits (List)					3630
8. Net capital before haircuts on securities positions			20 $	56,924	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):					
A. Contractual securities commitments	$	3660			
B. Subordinated securities borrowings		3670			
C. Trading and investment securities:					
1. Exempted securities	18	3735			
2. Debt securities		3733			
3. Options		3730			
4. Other securities	636	3734			
D. Undue Concentration		3650			
E. Other (List)		3736		(636)	3740
10. Net Capital			$	56,288	3750

30

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER J. D. Andrews Company as of 07/31/04

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$	1,709	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	51,288	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19) 22	$	53,725	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	25,633	3790
17. Add:						
A. Drafts for immediate credit 21	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
18. Total aggregate indebtedness				$	25,633	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)				%	46	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				%		3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) 23	$		3880
23. Net capital requirement (greater of line 21 or 22)	$		3760
24. Excess capital (line 10 less 23)	$		3910
25. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER J. D. Andrews Company

For the period (MMDDYY) from 08/01/03 [3932] to 07/31/04 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE			
1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange		$	3935
b. Commissions on listed option transactions		25	3938
c. All other securities commissions			3939
d. Total securities commissions			3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading			3949
c. Total gain (loss)			3950
3. Gains or losses on firm securities investment accounts			3952
4. Profit (loss) from underwriting and selling groups		26	3955
5. Revenue from sale of investment company shares		159,657	3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services			3975
8. Other revenue		1,078	3995
9. Total revenue		$ 160,735	4030
EXPENSES			
10. Salaries and other employment costs for general partners and voting stockholder officers			4120
11. Other employee compensation and benefits		118,181	4115
12. Commissions paid to other broker-dealers			4140
13. Interest expense			4075
a. Includes interest on accounts subject to subordination agreements	4070		
14. Regulatory fees and expenses			4195
15. Other expenses		35,082	4100
16. Total expenses		$ 153,263	4200
NET INCOME			
17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16)		$ 7,472	4210
18. Provision for Federal income taxes (for parent only)		28	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of	4338		
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of	4239		
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items		$ 7,472	4230
MONTHLY INCOME			
23. Income (current month only) before provision for Federal income taxes and extraordinary items		$ 5,248	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER J. D. Andrews Company

For the period (MMDDYY) from 08/01/03 to 07/31/04

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 52,456	4240
A. Net income (loss)			7,472	4250
B. Additions (Includes non-conforming capital of	29 $	4262)		4260
C. Deductions (Includes non-conforming capital of	$	4272)		4270
2. Balance, end of period (From item 1800)			$ 59,928	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	30	$	4300
A. Increases			4310
B. Decreases			4320
4. Balance, end of period (From item 3520)		$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER J.D. Andrews Company as of 07/31/04

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)
    - A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... [4550]
    - B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... [4560]
    - C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 30 ______ [4335] ______ [4570]
    - D. (k)(3) — Exempted by order of the Commission (include copy of letter) .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
32	[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
33	[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
34	[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
35	[4640]	[4641]	[4642]	[4643]	[4644]	[4645]
			Total $ 36	[4699]		

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

Cunningham,
Porter and Phillips

Certified Public Accountants

SUITE 200 · 1077 RYDAL RD. · RYDAL, PA 19046-1793 · TEL: (215) 572-7400 · FAX (215) 572-7448

Independent Auditors' Report on Internal
Accounting Control Required by SEC Rule 17a-5

Board of Directors
J. D. Andrews Co.

In planning and performing our audit of the financial statements of J. D. Andrews Co. for the year ended July 31, 2004, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11); (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that error or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at July 31, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cunningham, Porter and Phillips

CUNNINGHAM, PORTER AND PHILLIPS
Certified Public Accountants

August 20, 2004

Cunningham,
Porter and Phillips

Certified Public Accountants

SUITE 200 · 1077 RYDAL RD. · RYDAL, PA 19046-1793 · TEL: (215) 572-7400 · FAX (215) 572-7448

September 10, 2004

U. S. Securities and Exchange Commission
Arthur S. Gabinet, District Administrator
The Mellon Independence Center
701 Market Street
Philadelphia, PA 19106-1532

RE: J. D. Andrews Co.
SEC File 11-00451

Gentlemen:

We have compared the audited computation of Net Capital under Rule 15c3-1 and Reserve Requirements under Rule 15c3-3 with the Company's most recent Part IIA filing dated July 31, 2004. In our opinion no material differences exist

Very truly yours,

Cunningham, Porter and Phillips

CUNNINGHAM, PORTER AND PHILLIPS
Certified Public Accountants

/ec
Enclosures